DR. BOGDAN C. MAGLICH
                                                                  CHAIRMAN & CEO

                                  JULY 5, 2004

MR. GREGORY C. HENKEL
32462 SEVEN SEAS DRIVE
MONARCH BEACH, CA 92629


Dear Mr. Henkel:

I am pleased to offer you the full time consulting position of Acting Chief Financial Officer of HiEnergy Technologies, Inc. for the period July 6 - September 30, 2004. At the end of this period your performance will be evaluated with the understanding and intent of converting your position into that of Vice President and Chief Financial Officer. However, if your service is unsatisfactory based upon my evaluation and you are dismissed, or if you are unable or unwilling to continue providing service to the company, this agreement is terminated.

Your duties will consist of those usually discharged by Chief Financial Officers of publicly traded startup companies, with the upmost attention given to completion of SEC compliance filings and the company's SB-2 registration statement. Other duties include, but are not limited to product pricing, profit planning, forecasting, cash budgeting, financial ratio analysis, short, intermediate and long term financing and negotiations associated therewith, as well as the selection and retainer of financial personnel and auditors.

You will be reporting to me on a weekly basis and periodically to the Board of Directors.

Your remuneration shall be as follows:

     1. A non-refundable signing bonus of $10,000, payable to you upon your acceptance of this offer;

     2.  An annual salary of $200,000, which will consist of two parts:

         a. An initial salary of $125,000 will be paid ratably biweekly in cash during the evaluation period, starting from your acceptance date, and

         b. $75,000 will be your deferred salary, paid by three 6-month Promissory Notes of $25,000 each, bearing 5% interest and issued to you on October 6, 2004, January 6, 2005 and April 6, 2005, provided you are still a service provider on those dates. If you cease to be a service provider following the issuance of any of these notes, the note(s) shall become immediately due. The Notes can be prepaid while a service pervider should the funds become available for prepayment of similar Promissory Notes issued to all employees, and

     3. You will be granted a non-qualified option to purchase 500,000 shares of common stock of HiEnergy Technologies, Inc exercisable at a price of $1 per share. The option shall be forty (40) percent vested on January 6, 2005, provided you are then still a service provider; seventy (70) percent vested on April 6, 2005, provided you are then still a service provider and fully vests on July 6, 2005, provided you are then still a service provider. The option will immediately vest if the company is sold or absorbed by a merger or any other change in corporate ownership structure. The term of the option shall be no longer than Five (5) years.

Items 1 and 2a are non-refundable with the other items being subject to the approval of the Board of Directors of HiEnergy Technologies, Inc.

I hope you will find this offer attractive and the creative climate of the company stimulating and such in which your talents will manifest at their best.

Please confirm your acceptance of the offer by cosigning this letter below.

                                                Sincerely,
                                                HiEnergy Technologies, Inc. by

                                                /s/
                                                ------------------------
                                                Bogdan Castle Maglich
                                                CEO



Accepted by:


/s/                                                   7/6/04
--------------------------
Gregory C. Henkel                                     Date